Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 19 DATED OCTOBER 5, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisitions

Highland Townhomes Controlled Subsidiary - North Charleston, SC

On September 29, 2023, we acquired ownership of a “majority-owned subsidiary”, FR - Greenwood, LLC (“Highland Townhomes Controlled Subsidiary”), for an initial purchase price of approximately $514,000 which is the initial stated value of our equity interest in the Highland Townhomes Controlled Subsidiary (“Highland Townhomes Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Highland Townhomes Controlled Subsidiary, for a purchase price of approximately $10,131,000 (“Highland Townhomes Interval Fund Investment” and, together with Highland Townhomes Growth eREIT VII Investment, “Highland Townhomes Investment”). Highland Townhomes Controlled Subsidiary used the proceeds of the Highland Townhomes Investment to acquire thirty three (33) townhomes in the planned Highland Townhomes subdivision generally located off of Boots Ave in North Charleston, SC (the “Highland Townhomes Property”). The Highland Townhomes Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the Highland Townhomes Investment and the Highland Townhomes Property occurred concurrently.

Highland Townhomes Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Highland Townhomes Growth eREIT VII Investment, we have authority for the management of Highland Townhomes Controlled Subsidiary, including Highland Townhomes Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Highland Townhomes Controlled Subsidiary.

The total purchase price for the Highland Townhomes Property is anticipated to be approximately $70,881,000, an average of approximately $322,000 per home. We anticipate additional hard costs of approximately $126,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $2,359,000 bringing the total projected project cost for Highland Townhomes Property to approximately $73,366,000. The home builder expects to deliver approximately seventeen (17) townhomes per month, with full delivery of the two hundred and twenty (220) townhomes expected in August 2024. Highland Townhomes Property consists of a mix of unit types and floorplans, ranging from 1,600 square foot 3 bedroom, 2.5 bath townhomes to 1,941 square foot 4 bedroom, 3.5 bath townhomes. Professional third-party property management will be installed to manage the Highland Townhomes Property.

The following table contains underwriting assumptions for Highland Townhomes Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Highland Townhomes	5.00%	3.00%	2.80%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.